Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2007

C. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: Conseco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 filed March 9, 2007
Form 10-Q for the Three Months Ended March 31, 2007 filed May 9, 2007
File No. 001-31792

Dear Mr. Prieur:

We have limited our review of your filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 36

Results of Operations, page 48

1. You discuss and present, throughout this section, the non-GAAP financial measure titled "Income (loss) before net realized investment gains (losses), net of related amortization and income taxes (a non-GAAP measure)." It does not appear that your footnote (a) adequately discloses the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of *Frequently Asked Questions*

Regarding the Use of Non-GAAP Financial Measures" on our website
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional
substantive disclosures that are necessary to justify inclusion of non-GAAP
measures in an SEC filing. Please provide us, in disclosure type format, the
substantive ways that management uses this measure and how the measure
provides useful information to investors, or delete the non-GAAP financial
measures from your filing. This comment also applies to your reference to the
"Interest-adjusted benefit ratio" referenced on page 55 and elsewhere in your
document.

Bankers Life, page 49

2. Please explain to us why the $7.4 million adjustment discussed on page 51 and
the $13.3 million adjustment discussed on page 57 should be reflected in current
period operations rather than in the period(s) that the liabilities were legally
extinguished which would appear to have been in the year that the policies were
no longer in force. Also clarify for us the extent to which these adjustments were
related to the deficiency in internal controls referenced in this document.

Other Business in Run-off, page 64

3. Please explain to us why the $54.1 million in adjustments to record the increase
in incurred claims should be reflected in FY 2006. You state that such increase
was due to "prior period deficiencies" and that "These deficiencies resulted from
paid claims being higher than expected and changes in actuarial assumptions…"
Include specifically the following:

    a) Identify and describe in reasonable specificity the nature and extent of a)
    new events that occurred or b) additional experience/information
    obtained since the last reporting date that led to the change in estimates.

    b) Ensure your disclosure clarifies the timing of the change in estimate such
    as why recognition occurred in the periods that it did and why recognition
    in earlier periods was not required.

4. Please explain to us why the $7.1 million in adjustments to record the increase in
incurred claims have been reflected in FY 2006 rather than in the period(s) in
which the estimates were made based on what appears to have been incorrect
information. We refer to the three bullet points on page 64:

    - "we discovered that some claim liabilities related to policies with inflation
    riders had been estimated excluding inflation benefits";
    - "some claim liabilities related to policies providing lifetime benefits had been
    estimated based on the assumption the benefit period was limited; and

- "some claim liabilities for non-forfeiture benefits had been estimated based on the original pool of money benefit, rather than pool amounts reduced by benefits previously paid".

Consolidated Financial Statements – December 31, 2006

Structured Securities, page 114

5. Please provide us in disclosure type format a revision of your discussion here or in your accounting policy to clarify how adjustments for variations in prepayment assumptions are recorded in your statement of operations. Include the impact any such adjustments had in the current period in your critical accounting policy discussion related to this on page 38.

8. Commitments and Contingencies, page 125

Litigation, page 125

Other Litigation, page 129

6. Please provide us in disclosure type format a discussion of the impact that each of the cases settled in the current period had on your operations.

Exhibit 12.1

7. Please tell us why you presented the ratio of earnings to fixed charges for only three years, rather than the five years as required under Item 503 (d) of Regulation S-K.

Form 10-Q – March 31, 2007

Subsequent Event, page 29

8. Please explain to us why you recorded, in the quarter ended March 31, 2007, the $8.7 million charge apparently related to your decision to coinsure certain policies beginning in May 2007. Refer to paragraph 14 of FSP 115-1.

Results of Operations, page 35

Conseco Insurance Group, page 41

9. Please explain to us why the release of $19.3 million discussed in the second full paragraph on page 44 was recorded in the quarter ended March 31, 2007 rather than in the period in which "inaccurate coding" occurred.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant